May 23, 2023

<u>VIA FEDERAL EXPRESS AND EMAIL</u>

Board of Trustees
Diversified Healthcare Trust
c/o Jennifer B. Clark, Secretary
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
secretary@dhcreit.com

      Re: **Flat Footed LLC's Opposition to DHC's Proposed Merger with OPI**

Dear Board of Trustees:

Flat Footed LLC (collectively with its affiliates, "FFL" or "we") is an investment management firm led by individuals with decades of experience investing in companies with complex capital structures across the private and public markets, including the real estate investment trust and senior housing industries. We are also a significant stakeholder in Diversified Healthcare Trust ("DHC" or the "Company"), with an approximately 7.4% equity stake, and a material creditor, owning approximately $157 million of the Company's senior unsecured notes across various maturities.

FFL opposes and intends to vote <u>AGAINST</u> the Company's proposed merger with Office Properties Income Trust ("OPI"). We believe the Board of Trustees (the "Board") has failed DHC's stakeholders by pursuing the proposed merger, which would unnecessarily burden the Company with OPI's rapidly declining commercial office properties. We also believe the deal disproportionally benefits OPI and the conflicted external manager for both DHC and OPI, The RMR Group LLC ("RMR"), at the expense of DHC stakeholders.

Before investing in DHC, FFL conducted a rigorous analysis of the Company, including its balance sheet, capital structure, management agreements, portfolio, and market opportunities. We believe DHC has highly valuable assets with long-term growth potential. This is particularly true of DHC's Senior Housing Operating Portfolio ("SHOP") and its ability to capitalize on a rapidly rebounding senior housing market.

We believe our investments across DHC's capital structure demonstrate strong alignment with fellow stakeholders and confirm our conviction in the Company's long-term potential, which is why we strongly oppose – and intend to **vote <u>AGAINST</u>** – DHC's proposed merger with OPI, for the following reasons:

1. **The proposed merger dramatically undervalues DHC.**

2. **Saddling DHC with OPI's failing office portfolio and rapidly deteriorating balance sheet makes no sense.**

3. **The proposed merger only benefits OPI and RMR – at DHC's direct expense.**

4. There are vastly superior alternatives to the merger.

Given our sizable investment in DHC, we believe our views merit substantial weight. It appears the Board has failed shareholders by prioritizing the external manager's interests above all else. There are many superior alternatives available to address DHC's upcoming debt maturities, such as curtailing RMR's fee-driven spending to preserve cash or a targeted sale of a small percentage of its assets, that we urge the Company to consider.

Based on unsolicited feedback received from other stakeholders and the market's reaction to the proposed merger (**DHC's common shares have traded down more than 19% since the proposed merger was announced**), we can state with confidence that our views are widely held.[1]

The proposed merger dramatically undervalues DHC

Under the terms of the proposed merger, DHC shareholders are set to receive consideration worth only $0.97, which is 43% <u>below</u> the headline $1.70 offer and 22% <u>below</u> the trading price the day before the announcement – clearly not a takeover premium, but a remarkable take-under.[2] We value DHC's portfolio of high-quality assets at approximately $5 billion and believe the Company's stock should be trading between approximately $9 and $10 per share.[3] Therefore, the proposed merger's contemplated $0.97 per share takeover price represents a 90% discount to DHC's intrinsic value. ***Notably, just one year ago, the Board deemed a $4.00 per share cash offer for DHC to be inadequate.[4] Yet, now, the Board is recommending a transaction in which DHC shareholders are forced to accept $0.97 per share of OPI stock – which continues to decline***.

If the proposed merger is approved, DHC shareholders will receive 0.147 OPI shares per DHC share, which the Company touts, incredibly, as a 20% premium. Not so. ***RMR utilized a grossly overvalued OPI share price when orchestrating the proposed merger's terms, as evidenced by the following***:

1. OPI's delayed announcement of its dividend cut from $2.20 to $1.00 per share until after the proposed merger terms were set.

2. OPI's rapidly deteriorating operating metrics – reported during OPI's first quarter earnings call after the proposed merger announcement.

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[1] Source: Bloomberg. DHC's stock closed at $1.24 per share on April 10, 2023, the day before the proposed merger was announced, then opened at $1.29 per share and closed at $1.20 per share on April 11, 2023. It closed at $1.00 per share on May 19, 2023.
[2] Using OPI's May 19th, 2023 closing price of $6.59 and the 0.147 exchange ratio.
[3] Based on our valuation analysis, which is detailed in the Appendix on page 9, after accounting for some degree of capitalized cost of RMR's fees and the Company's debt.
[4] Preliminary Form S-4 for the proposed merger filed by OPI on May 19, 2023

3. OPI's share price collapsing 43% as a result.[5]

In contrast, DHC's value continues to improve. The Company confirmed during its recent first quarter earnings call that DHC's financial condition continues to rebound, largely driven by the recovery in senior housing – furthering the disparity between OPI's declining operating performance and DHC's increasing earnings power.

In fact, senior housing properties, such as DHC's, are widely expected to continue their post-pandemic rebound, driven by a once-in-a-lifetime favorable supply and demand dynamic. Aging baby boomers will fuel senior housing demand, as the growth rate of 80+ year old Americans inflects to a 4.2% CAGR for the next 13 years vs. the 1.9% CAGR seen over the last 12 years – in short, the addressable market is set to grow at 2.2x its historical rate.[6] At the same time, new supply is constrained by high construction costs (up 50% since 2017), materially higher interest rates, and a lending market largely closed to new development. Accordingly, DHC expects its valuable SHOP assets to operate at an EBITDA run rate of $210 million by mid-2024, up from a 2022 run rate of $9 million, but still only flat with 2019 levels, suggesting significant incremental upside.[7] Indeed, DHC's external manager, RMR, clearly shares our optimism for the DHC SHOP portfolio – as evidenced by:

1. Adam Portnoy's recent $44 million acquisition of AlerisLife, the manager of 119 DHC SHOP properties, which represent 86% of all properties managed by AlerisLife.[8]

2. OPI's plans to raise over $1 billion in new, post-merger Government Sponsored Enterprise debt, which could only be utilized by using profitable DHC SHOP assets as collateral.[9]

Besides undervaluing DHC, there are also no strategic, cost-saving merits or synergies to the proposed merger. Estimated fees resulting from the transaction are $75 million, on a combined market capitalization of $552 million – 14% of the combined company market capitalization – which is an incredibly high fee burden for a merger of this size. In 2022, expenses (excluding D&A) were $1.138 billion for DHC and $242 million for OPI. Estimated synergies from the merger are a mere $3 million, or 0.22% of the combined company expenses, which are some of

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[5] Source: Bloomberg. OPI's share price closed at $11.55 on April 10 (the day before the proposed merger announcement) to its current trading price of $6.59 (as of close on May 19).

[6] Olivia Lueckermeyer, "Senior Housing Industry Mounts A Comeback As Baby Boomers Age In And New Construction Stalls Out," Bisnow (April 28, 2023), https://www.bisnow.com/dallas-ft-worth/news/senior-housing/senior-housing-industry-mounts-a-comeback-as-baby-boomers-age-and-new-construction-stalls-118736.

[7] *See* Office Properties Income Trust to Merge with Diversified Healthcare Trust (April 11, 2023) ("April 11 Slides") at page 10.

[8] Adam Portnoy is the President and CEO of RMR, and is the chair of the board of directors, a managing director, and president and CEO of its parent, RMR, Inc.

[9] *See* Office Properties Income Trust & Diversified Healthcare Trust Merger Joint Conference Call Script (April 11, 2023) ("April 11 Script") at page 6.

the lowest we have seen in a contemplated merger in our entire careers and further cement the complete lack of financial rationale for the transaction.

Under current leadership, DHC investors have lost 92% in total shareholder value over the last five years. The proposed merger consideration is actually less than the current trading price of DHC. It makes no sense for DHC shareholders to accept such inadequate merger consideration when the earnings power of the Company's assets – in RMR's own words – is set to improve dramatically.

Saddling DHC with OPI's failing office portfolio and rapidly deteriorating balance sheet makes no sense

Equally troubling is the proposed merger's attempt to saddle Company stakeholders with OPI's rapidly declining commercial office portfolio and problematic balance sheet. DHC shareholders are being asked to believe that DHC, a company with $5 billion in valuable, unencumbered healthcare assets, needs to merge with OPI – whose operations appear to be in a death spiral and whose balance sheet is set to explode – to solve for DHC's $250 million refinancing. This is pure nonsense.

In stark contrast to the senior housing market, the prospects for commercial office properties are bleak and will continue to darken as the market shifts towards work-from-home employment. Relative to other office REITs, OPI is even more negatively exposed, given its focus on single-tenant buildings, which leads to an inability to counter tenant downsizing and to tremendous tenant leverage in negotiating lease terms, tenant improvements and owner-funded capital expenditures. In its first quarter 2023 earnings release and call, OPI management acknowledged two troubling items. First, OPI failed to renew at least half of its leases due for renewal during the year to date and expects this trend to continue beyond 2023. Second, the rates for the mere 50% of leases that actually did renew declined by 19.7%.[10]

As companies continue to downsize their office space *en masse*, OPI renewal rates are expected to worsen while it faces lease expirations equaling at least 33% of OPI's annual rental income ($178 million) in the next three years.[11] At the same time, OPI has bonds at coupon rates of 2% to 4% maturing in 2024-2027, with $1 billion of these bonds coming due in the next 19 months.[12] This debt will need to be refinanced, and current trading levels indicate that this would have to be done at double digit interest rates, if the debt can be refinanced at all.

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[10] *See* April 11 Script at page 7; Form 10-Q for the Quarterly Period Ending March 31, 2023, Office Properties Income Trust at page 17.
[11] Mark Maurer, "Companies Plan Additional Cuts to Office Space Amid Looming Downturn," The Wall Street Journal (July 7, 2022), https://www.wsj.com/articles/companies-plan-additional-cuts-to-office-space-amid-looming-downturn-11657186201; Form 10-Q for the Quarterly Period Ending March 31, 2023, Office Properties Income Trust at page 18.
[12] *See id.* at page 27.

It therefore came as no surprise that OPI was forced to cut its annual dividend from $2.20 to $1.00. However, with the twin looming problems of OPI's tenant vacancies increasing at an alarming rate and the interest rate OPI will have to pay on its debt set to rise significantly, even the reduced $1.00 dividend appears unsustainable, meaning that OPI's stock price will likely fall further as the dividend decreases, or ceases altogether.

The proposed merger only benefits OPI and RMR – at DHC's direct expense

The sole beneficiaries of this misguided merger are OPI and the external manager, RMR. OPI gains access to DHC's valuable, unencumbered assets from which it will seek to raise $1 billion of new debt, offset its declining cash flows, and stave off an otherwise likely bankruptcy filing.[13] If this is allowed to occur, RMR will continue to collect *massive fees* as the external manager for the post-merger entity, without incurring any capital risk and regardless of the economic performance of the combined company.

RMR's compensation is primarily driven by the enterprise value of OPI and DHC, as opposed to the equity performance of either company, in addition to fees derived from rent collected and construction costs incurred. In 2022, RMR collected approximately $42 million from OPI and approximately $28 million from DHC in combined business, property, and construction management fees. These fees are pure profit, as RMR is separately reimbursed for pass-through expenses of the REITs ($37 million in total expenses reimbursed to RMR from both companies in 2022). **In fact, over the past four years alone, RMR has collected over $300 million in management fees from OPI and DHC combined** – despite the woeful performance of both companies.

Since a substantial part of these fees are calculated on enterprise value and construction costs – not profitability or equity value – **RMR is perversely incentivized to maximize debt and spending: the primary reasons why DHC faces near-term challenges today.** RMR's own investor presentation highlights the importance of debt and construction fees collected from managing capital programs at its various REIT clients.[14]

There are vastly superior alternatives to the merger

Management claims that the merger is necessary to address the Company's near-term debt obligations[15] and has touted OPI as a financial savior. Nothing could be further from the truth. As outlined, despite short-term challenges, DHC is well-positioned for growth in the coming years,

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[13] *See* April 11 Slides at page 4.
[14] *See* The RMR Group Inc. Investor Presentation (March 2023) at page 21.
[15] During the Company's May 9, 2023, investor call, it identified three "short-term challenges" concerning the Company's ability to: (i) refinance or extend ~$700 million of near-term debt coming due in 2024, (ii) increase liquidity and (iii) increase dividends. *See* First Quarter 2023 Results – Investor Conference Call Script (May 9, 2023) at page 1.

while OPI is a distressed REIT composed of rapidly declining single-tenant commercial office properties.

It is worth noting that DHC's recent "going concern" assertions are suspect and appear to be an improper attempt to goad shareholders into approving the value-destructive merger. On May 8, 2023, the Company suddenly announced *for the first time* that "there is substantial doubt about [DHC's] ability to continue as a going concern" due to its "reduced cash balances" and $700 million in 2024 debt maturities.[16] If the Company's ability to function as a "going concern" was truly an issue, it should have been disclosed in its Form 10-K filed on March 1, 2023. Tellingly, no such disclosure was made until *after* the proposed merger was announced and *after* the Company became "aware that several law firms have indicated that they are investigating the [proposed] Merger and related matters…"[17] This hardly seems to be a coincidence and suggests a troubling lack of candor between the Board and the Company's shareholders, calling into question the Board's true motivations.

Additionally, RMR's own investor presentations similarly undermine DHC's recent going concern statement. As recently as March 2023, only a few weeks before the proposed merger announcement, RMR assured its investors about the stability of RMR's management fees, claiming "limited fee downside to RMR" at "current REIT share price levels."[18] In doing so, RMR highlighted that a substantial part of its compensation derives from DHC's debt.[19] If DHC's ability to satisfy its debt were truly a concern, the dependability of RMR's management fees would be as well – in this case, the two opposing outcomes are mutually exclusive. Any warning to this effect is glaringly absent from RMR's investor presentation, an inconsistency which undermines the reliability of DHC's going concern statement – implying that the going concern crisis and alleged need to merge with OPI has been fabricated by RMR to further its own interests.

Any purported going concern issues faced by the Company can be readily addressed. Simply curtailing RMR's self-interested, fee-driven spending would go a long way toward preserving the Company's cash and addressing its near-term liquidity challenges. The current pace of DHC's capital spending is wholly inconsistent with a company facing going concern problems and one that needs to preserve cash and liquidity.

And because DHC's $450 million revolving credit facility lenders are, per its financial statements, supported by over $1.0 billion in collateral, an extension of the revolver past January 2024 should be readily achievable – just as it has been on several previous occasions. **Thus, in**

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[16] Form 10-Q for the quarterly period ended March 31, 2023, Diversified Healthcare Trust at pages 6-7.
[17] *See id.* at page 45.
[18] *See* The RMR Group Inc. Investor Presentation (March 2023) at page 19.
[19] *Id.*

our view, the Company needs an additional $250 million – not $700 million – in liquidity to get past its 2024 maturities.

That liquidity should be readily obtainable from a variety of sources or transactions. Given DHC's expected performance and based on DHC's/RMR's own internal projections that SHOP will reach EBITDA of $210 million by mid-2024, we believe the Company will be able to comply with its 1.5x Fixed Charge Coverage requirement restricting debt issuance by late 2023/early 2024, allowing it to refinance its 4.75% senior notes maturing in May 2024. If this does not prove possible, the Board has numerous other options – and would need to monetize just a fraction of DHC's numerous and valuable unencumbered assets to pay off a portion, or all, of its maturing debt. These assets/options include:

- 10 Wellness Centers, six of which are Life Time Fitness facilities with annual Net Operating Income ("NOI") of $12 million. We estimate a value of approximately $160 million for the six Life Time facilities alone. The other four centers are leased to regional operators and have an estimated NOI of $5.8 million. Based on discussions with other public REITs, we believe a deep and ready market exists for these assets at a 7.5% cap rate.

- 27 Triple Net Lease senior housing facilities with NOI of $23 million annually (estimated value of approximately $267 million).

- The Company's remaining equity stakes in two joint ventures, Seaport Innovation LLC and The LSMD Fund REIT LLC, which the Company carries on its balance sheet at a $153.4 million value as of March 31, 2023.

***

In sum, DHC is uniquely positioned to capitalize on the rapidly growing senior housing market, which has yet to be reflected in its share price. And there is no basis to dampen DHC's prospects by burdening it with OPI's dying commercial office portfolio and looming debt refinancings. By simply selling a small portion of its assets, DHC should be well-positioned to pay down its near-term notes, extend its revolving credit facility, and maximize value for *all* DHC stakeholders. **FFL, accordingly, intends to vote its DHC shares <u>AGAINST</u> the proposed merger with OPI to protect the long-term value and interests of the Company's stakeholders.**

Sincerely,

<u>/s/ *Marc Anderson*</u>

Marc Andersen
Flat Footed LLC

Appendix

Business Unit		Value	2024 EBITDA	Multiple	Notes
SHOP Portfolio		2,940.0	210.0	14.0x	EBITDA based on 2024 company guidance;
					Multiple based on current 2024 Brookdale multiple(*)
			Annualize 1Q23 NOI	**Est. Cap Rate**	
Life Science Buildings		505.0	40.4	8.0%	Gross BV was $703 million at Dec 31, 2022
Medical Office Buildings		1,050.0	84.0	8.0%	Gross BV is $1.33 billion at Dec 31, 2022
Triple Net Senior Housing		267.1	22.7	8.5%	Gross BV was $195 million at Dec 31, 2022
Wellness (Life Time/Others)		175.9	15.0	8.5%	Gross BV was $180 million at Dec 31, 2022
JV- Seaport		104.8			DHC carrying value at Mar 31, 2023
JV- LSMD Fund REIT		48.7			DHC carrying value at Mar 31, 2023
Total Asset Value		**5,091.5**			
TOTAL Debt		**(2,830.0)**			Total debt at Mar 31, 2023
Cash		150.0			Estimated excess cash at Mar 31, 2023
Net Debt		**(2,680.0)**			
RMR Mgmt Fees		(222.0)			Capitalized value RMR management fees
Equity Value		**2,189.5**			
Shares Outstanding		239.7			Share balance at May 3, 2023
Value per share	**$**	**9.13**			

(*) Company guided to $210mm on its April 11, 2023 conference call.

At $2.9 B, the portfolio is valued at $117K/unit, which is a 38%+ discount to recent industry sales.

At the current equity price ($1.00), the SHOP Portfolio is being valued at $41K/unit.